GREENSPRING FUND, INC.
FIRST AMENDMENT TO THE FUND ACCOUNTING SERVICING AGREEMENT

THIS FIRST AMENDMENT dated as of May 1st, 2009, to the Fund Accounting Servicing Agreement, dated as of June 28, 2005 (the "Agreement"), is entered into by and between GREENSPRING FUND, INC., a Maryland corporation (the “Fund”), and U.S. BANCORP FUND SERVICES, LLC, a Wisconsin limited liability company ("USBFS").

RECITALS

WHEREAS, the parties have entered into an Agreement; and

WHEREAS, the parties desire to amend the length of the Agreement; and

WHEREAS, Section 15 of the Agreement allows for its amendment by a written instrument executed by all parties.

NOW, THEREFORE, the parties agree to the following:

Section 15 shall be superseded and replaced with the following:

15.  Term of Agreement; Amendment.

This Agreement shall become effective as of the date first written above and will continue in effect until June 30, 2010.  Subsequent to June 30, 2010, this Agreement may be terminated by either party upon giving 90 days prior written notice to the other party or such shorter period as is mutually agreed upon by the parties.  Notwithstanding the foregoing, this Agreement may be terminated by any party upon the breach of the other party of any material term of this Agreement if such breach is not cured within 15 days of notice of such breach to the breaching party.  This Agreement may not be amended or modified in any manner except by written agreement executed by USBFS and the Fund, and authorized or approved by the Board of Directors.

Except to the extent amended hereby, the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to be executed by a duly authorized officer on one or more counterparts as of the date and year first written above.

GREENSPRING FUND, INC.	U.S. BANCORP FUND SERVICES, LLC

By: /s/ Elizabeth Agresta Swam	By: /s/ Michael R. McVoy

Name: Elizabeth Agresta Swam	Name: Michael R. McVoy

Title: CCO	Title: Executive Vice President